Consolidated Financial Statements

(Expressed in thousands of United States dollars)

WESTPORT INNOVATIONS INC.

For the three and six months ended June 30, 2012 and 2011

westport innovations inc.

Consolidated Balance Sheets (unaudited)

(Expressed in thousands of United States dollars, except share amounts)

	June 30, 2012	December 31, 2011

Assets

Current assets:
Cash and cash equivalents	$213,770	$70,298
Short-term investments	93,457	15,379
Accounts receivable (note 4)	59,128	55,423
Loan receivable (note 17 (a))	21,975	19,409
Inventories (note 5)	46,151	37,057
Prepaid expenses	10,265	6,551
Current portion of deferred income tax assets	7,926	6,447
Other current assets (note 7)	-	2,034
	452,672	212,598
Long-term investments (note 6)	9,966	8,369
Other assets (note 7)	1,336	1,994
Property, plant and equipment (note 8)	45,807	36,243
Intangible assets (note 9)	35,399	36,582
Deferred income tax assets	8,281	5,075
Goodwill (note 10)	54,739	55,814

	$608,200	$356,675

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 11)	$56,329	$55,807
Deferred revenue	3,639	3,146
Current portion of deferred income tax liabilities	333	-
Current portion of long-term debt (note 12)	19,554	20,568
Current portion of warranty liability (note 13)	14,055	12,978
	93,910	92,499
Warranty liability (note 13)	17,941	11,253
Long-term debt (note 12)	60,606	65,577
Deferred revenue	12,306	10,327
Deferred income tax liabilities	4,979	3,446
Other long-term liabilities	2,877	3,104
	192,619	186,206
Shareholders’ equity:
Share capital (note 14):
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
54,994,694 (2011 - 48,455,601) common shares	728,733	459,866
Other equity instruments	8,851	6,112
Additional paid in capital	5,185	4,499
Accumulated deficit	(359,842)	(331,158)
Accumulated other comprehensive income	6,365	13,271
	389,292	152,590
Joint venture partners’ share of net assets of joint ventures (note 17)	26,289	17,879
	415,581	170,469

	$608,200	$356,675

See accompanying notes to consolidated financial statements.

1

Westport Innovations Inc. Consolidated Statements of Operations (unaudited) (Expressed in thousands of United States dollars, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Product revenue	$81,770	$37,162	$160,582	$63,602
Parts revenue	10,245	7,704	20,042	15,326
Service and other revenue (note 18)	14,080	-	14,080	4,076
	106,095	44,866	194,704	83,004

Cost of revenue and expenses:
Cost of product and parts revenue	65,583	29,663	125,697	50,162
Research and development (notes 15 and 16)	20,543	11,350	36,708	21,304
General and administrative (note 15)	9,073	6,492	20,966	12,483
Sales and marketing (note 15)	10,353	7,267	19,037	14,131
Foreign exchange (gain) loss	(4,878)	54	(4,493)	3,329
Depreciation and amortization	2,766	853	5,285	1,860
Bank charges, interest and other	265	427	623	620
	103,705	56,106	203,823	103,889

Income (loss) before undernoted	2,390	(11,240)	(9,119)	(20,885)

Income from investments accounted for by the equity method (note 6)	953	445	1,715	818
Interest on long-term debt and amortization of discount	(1,366)	(964)	(2,648)	(1,870)
Interest and other income	708	315	1,077	653

Income (loss) before income taxes	2,685	(11,444)	(8,975)	(21,284)

Income tax recovery (expense):
Current	(6,882)	(3,632)	(14,175)	(4,933)
Deferred	1,782	(101)	2,876	(1,107)
	(5,100)	(3,733)	(11,299)	(6,040)
Net loss for the periods	$(2,415)	$(15,177)	$(20,274)	$(27,324)

Net income (loss) attributed to:
Joint venture partners (note 17)	$3,642	$2,936	$8,410	$5,166
The Company	(6,057)	(18,113)	(28,684)	(32,490)
Loss per share attributable to the Company:
Basic and diluted	$(0.11)	$(0.38)	$(0.54)	$(0.69)

Weighted average common shares outstanding:
Basic and diluted	54,941,622	47,141,868	52,912,760	47,011,133

See accompanying notes to consolidated financial statements.

2

Westport Innovations Inc.

Consolidated Statements of Comprehensive Loss (unaudited)

(Expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Loss for the periods	$(2,415)	$(15,177)	$(20,274)	$(27,324)
Other comprehensive income:
Cumulative translation adjustment	(10,441)	1,117	(6,906)	6,022
	(10,441)	1,117	(6,906)	6,022

Comprehensive loss	$(12,856)	$(14,060)	$(27,180)	$(21,302)

Comprehensive income (loss) attributable to:
Joint venture partners	$3,642	$2,936	$8,410	$5,166
The Company	(16,498)	(16,996)	(35,590)	(26,468)

See accompanying notes to consolidated financial statements.

3

Westport Innovations Inc.

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except share amounts)

Nine months ended December 31, 2011 and for the six months ended June 30, 2012 (unaudited)

	Common shares outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income	Joint venture partners’ share of net assets of joint ventures	Total shareholders’ equity

Balance, March 31, 2011	46,972,304	$430,608	$4,205	$5,141	$(284,509)	$25,641	$14,921	$196,007

Issue of common shares on exercise of stock options	225,845	2,810	-	(994)	-	-	-	1,816
Issue of common shares on exercise of performance share units	391,612	3,799	(3,799)	-	-	-	-	-
Issue of common shares in connection with acquisitions	915,021	23,052	-	-	-	-	-	23,052
Cancellation of common shares	(49,181)	(403)	-	-	(855)	-	-	(1,258)
Stock-based compensation	-	-	5,706	352	-	-	-	6,058
Net loss for the year	-	-	-	-	(45,794)	-	12,958	(32,836)
Dividends paid by joint venture	-	-	-	-	-	-	(10,000)	(10,000)
Other comprehensive loss	-	-	-	-	-	(12,370)	-	(12,370)

Balance, December 31, 2011	48,455,601	$459,866	$6,112	$4,499	$(331,158)	$13,271	$17,879	$170,469
							-
Issue of common shares on exercise of stock options	81,327	1,366	-	(479)	-	-	-	887
Issue of common shares on exercise of performance share units	132,766	2,071	(2,071)	-	-	-	-	-
Issue of common shares on public offering	6,325,000	]273,556	-	-	-	-	-	273,556
Share issue costs	-	(8,126)	-	-	-	-	-	(8,126)
Stock-based compensation	-	-	4,810	1,165	-	-	-	5,975
Net loss for the period	-	-	-	-	(28,684)	-	8,410	(20,274)
Other comprehensive loss	-	-	-	-	-	(6,906)	-	(6,906)

Balance, June 30, 2012	54,994,694	$728,733	$8,851	$5,185	$(359,842)	$6,365	$26,289	$415,581

See accompanying notes to consolidated financial statements.

4

Westport Innovations Inc.
Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Cash flows from operating activities:
Loss for the period	$(2,415)	$(15,177)	$(20,274)	$(27,324)
Items not involving cash:
Depreciation and amortization	2,766	853	5,285	1,860
Stock-based compensation expense	2,896	2,212	6,458	3,638
Deferred income tax (recovery) expense	(1,782)	101	(2,876)	1,107
Change in deferred lease inducements	(15)	(14)	(26)	(37)
Income from investments accounted for by the equity method	(953)	(445)	(1,715)	(818)
Accretion of long-term debt	320	616	515	1,183
Other	(1)	65	53	65
Changes in non-cash operating working capital:
Accounts receivable	(10,569)	(2,342)	(4,510)	(2,658)
Inventories	(4,940)	(1,733)	(9,291)	(2,720)
Prepaid expenses	204	(2,103)	(3,770)	(2,253)
Accounts payable and accrued liabilities	(6,011)	1,733	(2,411)	7,409
Deferred revenue	1,377	203	3,027	141
Warranty liability	5,002	73	7,738	(2,067)
	(14,121)	(15,958)	(21,797)	(22,474)
Cash flows from investing activities:
Purchase of property, plant and equipment	(4,895)	(1,774)	(13,550)	(2,753)
Purchase of intangible assets	(30)	-	(989)	-
(Purchase) sale of short-term investments, net	(7,130)	8,433	(79,044)	17,794
Advances of loan receivable	-	(1,605)	(2,554)	(4,781)
Repayment of loan receivable	-	-	2,494	-
Business acquisition (note 3)	(52)	-	(1,125)	-
	(12,107)	5,054	(94,768)	10,260
Cash flows from financing activities:
Increase in operating lines of credit	-	-	4,245	-
Repayment of operating lines of credit	(2,885)	-	(2,885)	-
Repayment of long-term debt	(2,111)	(32)	(6,404)	(52)
Repayment of short-term debt	-	(221)	-	(221)
Shares issued for cash	113	788	274,443	1,169
Share issuance costs	(123)	-	(8,126)	-
	(5,006)	535	261,273	896
Effect of foreign exchange on cash and cash equivalents	(521)	801	(1,236)	6,061

(Decrease) Increase in cash and cash equivalents	(31,755)	(9,568)	143,472	(5,257)

Cash and cash equivalents, beginning of period	245,525	148,462	70,298	144,151

Cash and cash equivalents, end of period	$213,770	$138,894	$213,770	$138,894

5

Westport Innovations Inc.
Consolidated Statements of Cash Flows (unaudited), Continued
(Expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Supplementary information:
Interest paid	$440	$1,141	$2,079	$1,254
Taxes paid	13,110	4,910	14,160	5,593
Non-cash transactions:
Purchase of equipment, furniture and leasehold improvements by assumption of capital lease obligation	-	34	-	34
Shares issued on exercise of performance share units	1,085	1,774	2,071	2,362
Cancellation of performance share units	-	1,258	-	2,153

See accompanying notes to consolidated financial statements.

6

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

1.	Basis of presentation:

The unaudited consolidated balance sheet as at June 30, 2012, the unaudited consolidated statements of operations, comprehensive loss and cash flows for the three and six months ended June 30, 2012 and 2011, and the unaudited consolidated statement of shareholders’ equity for the six months ended June 30, 2012 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

These unaudited interim consolidated financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the fiscal year ended December 31, 2011 filed with the appropriate securities regulatory authorities. Effective April 1, 2011, the Company changed its year-end to December 31, and the 2011 annual consolidated financial statements were for the nine-month period then ended.

These interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows as at June 30, 2012 and for all periods presented, have been recorded. The results of operations for the three and six months ended June 30, 2012 are not necessarily indicative of the results for the Company’s full year.

The Company’s reporting currency is the United States dollar. The functional currency of the Company’s operations is the Canadian dollar except for CWI, which uses the U.S. dollar as its functional currency, OMVL S.p.A. (“OMVL”) OMVL and Emer S.p.A. (“Emer”), which use the Euro as their functional currency, and Alternative Fuel Vehicle Sweden AB (“AFV”), which uses the Swedish Krona as its functional currency. The Company translates its consolidated Canadian dollar, Euro and Swedish Krona functional currency financial statements into the reporting currency using the current rate method. All assets and liabilities are translated using the period end exchange rates. Shareholders’ equity balances are translated using a weighted average of historical exchange rates. Revenues and expenses are translated using the monthly average rate for the period. All resulting exchange differences are recognized in other comprehensive income.

The period exchange rate of the Canadian dollar as at June 30, 2012 was $0.98 (December 31, 2011 - $1.02), and the average exchange rates for the three and six months ended June 30, 2012 were $0.99 (2011 - $1.03) and $0.99 (2011 - $1.02), respectively. The period end exchange rate of the Euro was 1.27 (December 31, 2011 - 1.30), and the average exchange rates for the Euro for the three and six months ended June 30, 2012 were 1.28 (2011 – 1.44) and 1.30 (2011 – 1.41), respectively. The period end exchange rate of the Swedish Krona was 0.14 (December 31, 2011 - 0.15) and the average exchange rates for the Swedish Krona for the three and six months ended June 30, 2012 were 0.14 and 0.15, respectively.

7

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

2.	Accounting changes:

(a)	Accounting policies adopted during the period:

Fair value measurements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”). ASU 2011-04 changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This new guidance is to be applied prospectively. This update was effective for the Company on January 1, 2012. The adoption of this update did not have a material impact on the Company’s consolidated financial statement note disclosures.

Comprehensive Income

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, (“ASU 2011-05”). ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in equity. ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU No. 2011-12 (“ASU 2011-12”), which defers certain requirements within ASU 2011-05. These amendments are being made to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income in all periods presented. This new guidance is to be applied retrospectively. This update was effective for the Company on January 1, 2012. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

8

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

2.	Accounting changes (continued):

(a)	Accounting policies adopted during the period (continued):

Intangibles – Goodwill and other

In September 2011, the FASB issued ASU No. 2011-08, Intangibles - Goodwill and Other (Topic 350) - Testing Goodwill for Impairment (“ASU 2011-08”), which allows an entity to use a qualitative approach to test goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. This update was effective for the Company on January 1, 2012. The adoption of this update did not have a material impact on the Company’s goodwill impairment test.

(b)	New accounting pronouncements:

Balance sheet

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. This new guidance is to be applied retrospectively and is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. The Company anticipates that the adoption of this standard will expand its consolidated financial statement note disclosures.

9

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

3.	Business combination:

On March 20, 2012, the Company acquired, through its wholly owned subsidiary, Westport Innovations (Australia) Pty Ltd., certain assets of Advanced Engine Components Ltd (“AEC”). Based in Perth, Australia, AEC specializes in research, development and production of patented electronic fuel injection and engine management technologies that enable vehicle engines to operate on natural gas.

The assets acquired consisted of intangible assets, inventories and capital assets. The fair value of the consideration for the acquisition was $1,125 (AUD$1,082) and was allocated as follows: $832 to intangible assets, $529 to inventories, $133 to capital assets, $23 to prepaid expense, and liabilities assumed of $392. The Company paid cash totaling $1,125 for the acquisition. The Company also assumed AEC's Australian leased facility and approximately ten of AEC's employees. The acquisition was accounted for as a business combination using the purchase method.

The foreign exchange rate used to translate Australian dollar denominated assets acquired, liabilities assumed and purchase consideration into U.S. dollars was 1.04 based on the March 20, 2012 closing rate.

The Company incurred acquisition related expenses of $280 during the three months ended March 31, 2012, which have been recorded in general and administrative expenses in the consolidated statement of operations.

The Company has determined that the acquisition of AEC was a non-material business combination. As such, pro forma disclosures are not required.

4.	Accounts receivable:

	June 30, 2012	December 31, 2011

Customer trade receivable	$47,638	$43,268
Government funding receivable	1,637	1,412
Due from joint venture partner and other receivables	10,670	11,528
Allowance for doubtful accounts	(817)	(785)

	$59,128	$55,423

5.	Inventories:

	June 30, 2012	December 31, 2011

Purchased parts	$25,296	$20,020
Assembled parts	5,921	4,198
Work-in-process	8,405	6,994
Finished goods	6,953	6,360
Obsolescence provision	(424)	(515)

	$46,151	$37,057

10

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

6.	Long-term investments:

	June 30, 2012	December 31, 2011

Weichai Westport Inc.	$9,375	$7,732
Minda-Emer Technologies Ltd.	591	637

	$9,966	$8,369

On July 3, 2010, the Company invested $4,316 under an agreement with Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. to form Weichai Westport Inc. (“WWI”). On October 11, 2011, the Company invested an additional $955 in WWI. The Company has a 35% equity interest in WWI. For the three and six months ended June 30, 2012, the Company recognized income of $1,065 (2011 - $445) and $1,666 (2011 - $818), respectively, as income from investment accounted for by the equity method.

On July 1, 2011, the Company acquired a 50% interest in Minda-Emer Technologies Ltd (“Minda-Emer”) through its acquisition of Emer. On the date of acquisition, the interest in Minda-Emer was ascribed a value of $643. As the Company does not control Minda-Emer, it accounts for this investment using the equity method. During the three and six months ended June 30, 2012, the Company recognized loss of $112 (2011 - $nil) and income of $49 (2011 - $nil), respectively.

7.	Other assets:

	June 30, 2012	December 31, 2011

Note receivable (a)	$-	$2,446
Deferred financing charges (b)	1,092	1,323
Other	244	259
	1,336	4,028
Current portion	-	(2,034)
	$1,336	$1,994

(a)	On October 15, 2010, the Company entered into a Note and Warrant Purchase Agreement (the “Agreement”) with a private energy company based in the United States to fund operating and capital expenditures related to infrastructure development activities. The Agreement was subsequently amended on September 30, 2011.

Under the Agreement, the Company loaned $2,200 and received 1,427,179 warrants representing 20% of the then outstanding shares to purchase common shares at $0.10 per share for a period of five years. The loan bore interest at 12.5% and was payable on maturity dates ranging from October 15, 2012 to October 20, 2013.

On February 29, 2012, the total loan principal plus accrued interest of $2,494 was repaid in full by the counterparty, and the warrants were terminated.

(b)	Financing charges incurred on the issuance of subordinated debentures (note 12(a)) have been deferred and are being amortized into income over the term of the debentures using the effective interest rate method.

11

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

8.	Property, plant and equipment:

June 30, 2012	Cost	Accumulated amortization	Net book value

Land and buildings	$552	$146	$406
Computer equipment and software	10,066	7,483	2,583
Furniture and fixtures	2,063	1,654	409
Machinery and equipment	64,691	30,067	34,624
Leasehold improvements	17,031	9,246	7,785

	$94,403	$48,596	$45,807

December 31, 2011	Cost	Accumulated amortization	Net book value

Land and buildings	$668	$124	$544
Computer equipment and software	8,914	7,257	1,657
Furniture and fixtures	2,072	1,602	470
Machinery and equipment	55,025	27,322	27,703
Leasehold improvements	14,930	9,061	5,869

	$81,609	$45,366	$36,243

9.	Intangible assets:

June 30, 2012	Cost	Accumulated amortization	Net book value

Patents and trademarks	$19,357	$1,178	$18,179
Technology	6,209	941	5,268
Customer contracts	13,477	1,549	11,928
Non-compete agreement	37	13	24

	$39,080	$3,681	$35,399

December 31, 2011	Cost	Accumulated amortization	Net book value

Patents and trademarks	$19,508	$727	$18,781
Technology	6,380	1,122	5,258
Customer contracts	13,334	815	12,519
Non-compete agreement	37	13	24

	$39,259	$2,677	$36,582

12

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

10.	Goodwill:

A continuity of goodwill is as follows:

	June 30, 2012	December 31, 2011

Balance, beginning of period	$55,814	$8,202
Acquisition of Emer	-	50,774
Acquisition of AFV	-	2,701
Impact of foreign exchange	(1,075)	(5,863)

Balance, end of period	$54,739	$55,814

11.	Accounts payable and accrued liabilities:

	June 30, 2012	December 31, 2011

Trade accounts payable	$46,721	$40,758
Accrued payroll	5,203	9,534
Accrued interest	1,186	1,233
Income taxes payable	2,223	2,705
Other	996	1,577
	$56,329	$55,807

12.	Long-term debt:

	June 30, 2012	December 31, 2011

Subordinated debenture notes (a)	$35,360	$35,398
Long-term payable (b)	9,269	9,330
Senior financing (c)	19,240	24,871
Senior revolving financing (c)	12,348	11,360
Other bank financing (d)	1,950	2,557
Capital lease obligations	1,993	2,629
	80,160	86,145

Current portion	(19,554)	(20,568)

	$60,606	$65,577

(a)	On September 23, 2011, the Company raised $35,363 (CDN$36,000) through the issuance of debentures to Macquarie Private Wealth Inc. (“Macquarie”) on a private placement basis.

The debentures are unsecured and subordinated to senior indebtedness, mature on September 22, 2014 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on March 15, 2012.

The debentures are redeemable at the option of the Company but cannot be redeemed on or prior to September 22, 2012. The debentures may be redeemed at a price equal to $1,150 per $1,000 principal amount of the debentures after September 22, 2012 and on or before March 22, 2013. After March 22, 2013 and before maturity, the debentures can be redeemed at a price equal to $1,100 per $1,000 principal amount.

13

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

12.	Long-term debt (continued):

(a)	Continued:

The Company paid to Macquarie a cash commission equal to 3.85% of the gross proceeds of the offering totaling $1,460, which is included in other assets (note 7) and amortized over the term of the debentures.

(b)	On July 2, 2010, the Company acquired OMVL for $25,711. A portion of the purchase price amounting to $9,619 (€7,600) is payable on the third anniversary of the closing date. The difference between the carrying value of this liability and the principal amount is accreted to the principal amount using an effective interest rate of 3.72% over the term to maturity. The amount outstanding is denominated in Euros, exposing the Company to foreign exchange changes. The amount is guaranteed to the sellers of OMVL by Banca Intesa S.p.A. with a cross guarantee from the Bank of Montreal with a letter of credit for $10,387 (CDN$10,564).

(c)	The senior financing agreement bears interest at the 6-month Euribor plus 2.5% (3.4% as at June 30, 2012) and its carrying value is recorded at amortized cost using the effective interest rate method. The principal repayment schedule of the senior financing principal balance is as follows for the years ended December 31:

2012	$1,338
2013	3,569
2014	3,925
2015	4,282
2016	4,461
2017	2,230
$19,805

The senior revolving financing facility bears interest at the 6-month Euribor plus 2.5% (3.4% as at June 30, 2012) and will be repaid through two principal payments of $6,328 (€5,000) and $5,062 (€4,000) on March 31, 2016 and September 30, 2017, respectively.

The Company has pledged its interest in Emer as a general guarantee for its senior financing and senior revolving financing.

Throughout the entire term of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As of June 30, 2012, the Company is in compliance with all covenants under the financing arrangements.

(d)	Other bank financing consists of various unsecured bank financing arrangements that carry rates of interest ranging from 4% to 9.63% and are payable on maturity dates ranging from July 31, 2012 to June 30, 2016.

14

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

12.	Long-term debt (continued):

(e)	The Company has a credit facility for maximum borrowings of CDN$30,000. The credit facility is governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held with the creditor. Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts and overdraft loans. Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate, and letters of credit bear interest at 0.75% per annum. As at June 30, 2012, no amounts were outstanding as a demand installment loan (2011 - $nil).

13.	Warranty liability:

A continuity of the warranty liability is as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Balance, beginning of period	$26,834	$18,035	$24,231	$20,233
Warranty claims	(4,862)	(3,085)	(8,959)	(6,627)
Warranty accruals	7,770	3,640	13,735	5,646
Change in warranty estimates	2,148	(369)	2,998	(997)
Impact of foreign exchange	106	(94)	(9)	(128)
Balance, end of period	$31,996	$18,127	$31,996	$18,127
Current portion	(14,055)	(11,620)	(14,055)	(11,620)
Long-term portion	17,941	6,507	17,941	6,507

14.	Share capital:

On February 27, 2012, the Company issued 6,325,000 common shares at a price of $43.25 per share. Gross proceeds totaled $273,556 and the Company incurred share issuance costs of $8,126.

15

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15.	Stock options and other stock-based plans:

(a)	Stock options:

Stock options are available for issuance under the Westport Omnibus Plan and were previously granted under the Company’s Stock Option Plan. A summary of the Company’s stock option activity for the six months ended June 30, 2012 and 2011 are presented as follows:

	Six months ended June 30, 2012		Six months ended June 30, 2011
	Number of shares	Weighted average exercise price (CDN $)	Number of shares	Weighted average exercise price (CDN $)

Outstanding, beginning of period	328,027	$8.96	606,183	$8.35

Granted	770,727	33.77	-	-
Exercised	(81,327)	10.99	(137,610)	7.58
Cancelled/expired	(163)	6.13	(8,142)	4.84

Outstanding, end of period	1,017,264	$27.60	460,431	$8.64

Options exercisable, end of period	238,204	$8.00	361,762	$7.72

During the three and six months ended June 30, 2012, the Company recognized $666 (2011 - $135) and $1,308 (2011 - $270), respectively, in stock-based compensation related to stock options.

The fair value of the options granted during the six months ended June 30, 2012 was determined using the Black-Scholes option pricing formula simulation with the following weighted average assumptions: expected dividend yield - nil% (2011 – nil%), expected stock price volatility – 47.79% (2011 – nil%), risk free interest rate – 0.38% (2011 – nil%); expected life of options – 3 years ( 2011 – nil years). The weighted average grant date fair value was $10.97 (2011 - $nil) for options granted for the six months ended June 30, 2012.

As at June 30, 2012, $6,945 of compensation cost related to stock option awards has yet to be recognized in the results from operations and will be recognized over a weighted average period of 2.50 years.

16

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15.	Stock options and other stock-based plans (continued):

(b)	Share units:

The value assigned to issued restricted share units (“RSUs”) and performance share units (“PSUs”) (together, the “Units”) and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan (together, the “Plans”) as of June 30, 2012 and 2011 are as follows:

	Six months ended June 30, 2012		Six months ended June 30, 2011
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)

Outstanding, beginning of period	1,250,917	$18.04	1,462,250	$11.91

Granted	185,705	$35.99	260,542	$36.08
Exercised	(86,038)	$8.56	(255,292)	$7.49
Vested	(46,728)	$29.06	-	-
Cancelled/expired	-	-	(77,623)	$8.64

Outstanding, end of period	1,303,856	$20.83	1,389,877	$17.44

Units outstanding and exercisable, end of period	251,362	$8.42	302,911	$7.02

Included in the above table are Units granted under the former Amended and Restated Unit Plan where the Units are considered outstanding after vesting until exercised by the recipient. A continuity of these Units that vested during the six months ended June 30, 2012 and 2011 are summarized below:

	Six months ended June 30, 2012		Six months ended June 30, 2011
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)

Unvested, beginning of period	438,917	$9.32	959,851	$7.89
Vested	(60,469)	$10.71	(393,065)	$5.54
Cancelled/expired	-	-	(75,301)	$8.10

Unvested, end of period	378,448	$9.10	491,485	$9.73

17

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15.	Stock options and other stock-based plans (continued):

(b)	Share units (continued):

During the three and six months ended June 30, 2012, the Company recognized $2,230 (2011 - $2,077) and $5,150 (2011 - $3,368), respectively, of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

As at June 30, 2012, $15,605 of compensation cost related to Units has yet to be recognized in the results from operations and will be recognized over a weighted average period of 1.39 years.

Of the Units granted during the six months ended June 30, 2012, 66,428 Units were subject to market and service conditions. The fair value of these Units was determined using a Monte-Carlo simulation using the following weighted average assumptions: expected dividend yield - nil% (2011 – nil%); expected stock price volatility – 55.95% (2011 – 59.98%) ; and risk free interest rate – 0.93% (2011 – 1.52%). The valuation model determined the grant date fair value based on assumptions about the likelihood of the Company achieving different payout factors as driven by the market conditions. The weighted average grant date fair value was $35.99 (2011 - $36.92) for Units granted for the six months ended June 30, 2012. For the Units granted after January 1, 2012, payout factors are determined based upon the absolute stock price at the end of two years, equal to the closing price on the last trading day of December 31, 2013.

For the Units granted prior to January 1, 2012, payout factors are determined based upon the absolute stock price at the end of two years and the stock price relative to a Synthetic Clean Tech index of comparative companies two years after the grant date.

One-half of these Units vest after two years and the remainder after three years from the date of the grant. The impact of market conditions, if any, on compensation expense for these units is determined at the time of the grant with no adjustment to the compensation expense for the actual results of the market condition.

18

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15.	Stock options and other stock-based plans (continued):

(c)	Share units (continued):

The fair value of all other Units was determined based on the market price of the underlying shares on the date of grant. Compensation expense, net of estimated forfeitures, is recognized in results from operations over the vesting period.

The aggregate intrinsic value of the Company’s stock option awards and share units at June 30, 2012 is as follows:

June 30, 2012 CDN$

Stock options:
Outstanding	$9,964
Exercisable	7,000
Exercised	2,104
Share units:
Outstanding	$48,751
Exercisable	9,398
Exercised	4,708

Stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan is included in operating expenses as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Research and development	$554	$254	$1,074	$432
General and administrative	1,523	1,259	3,723	2,076
Sales and marketing	819	699	1,661	1,130

	$2,896	$2,212	$6,458	$3,638

19

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

16.	Research and development expenses:

Research and development expenses are recorded net of program funding received or receivable. Research and development expenses incurred and program funding received or receivable are as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Research and development expenses	$21,253	$12,775	$38,539	$23,247
Program funding	(710)	(1,425)	(1,831)	(1,943)

Research and development	$20,543	$11,350	$36,708	$21,304

17.	Partners’ share of net assets of joint ventures:

	June 30, 2012	December 31, 2011

Cummins Westport Inc. (a)	$26,148	$17,728
BTIC Westport Inc.	141	151

	$26,289	$17,879

(a)	Cummins Westport Inc.:

The Company entered into a joint venture with Cummins Inc. (“Cummins”) on March 7, 2001. On December 16, 2003, the Company and Cummins amended the joint venture agreement (“JVA”) to have CWI focus on and develop markets for alternative fuel engines.

On February 20, 2012, the JVA was amended and restated to provide for, among other things, clarification concerning the scope of products within CWI. In addition, the parties have revised certain economic terms of the JVA.

Under the prior JVA, CWI had a global exclusive right to design, engineer, and market mid-range on-road spark-ignited natural gas engines based on Cummins diesel engines manufactured in Cummins facilities. The Company and Cummins have agreed in the amended and restated JVA to focus CWI's future product development on North American markets including engines for on-road applications between the displacement range of 5.9 litres through 12 litres and to have these engines manufactured in Cummins North American plants.

20

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

17.	Partners’ share of net assets of joint ventures (continued):

(a)	Cummins Westport Inc. (continued):

The joint venture will now have a term of ten years and can be terminated under certain circumstances before the end of the term, including in the event of a material breach of the agreement by, or in the event of a change of control of, one of the parties.

The Company has determined that CWI is a variable interest entity, and the Company is the primary beneficiary. The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of CWI as at June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011. Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the new JVA, profits and losses are shared equally up to an established revenue baseline, then any excess profit will be allocated 75% to the Company and 25% to Cummins. However, CWI continues to be a variable interest entity with the Company as the primary beneficiary; therefore, the Company continues to consolidate CWI with Cummins’ share of CWI’s income included in “Joint venture partners’ share of income from joint ventures”. For the three and six months ended June 30, 2012, net income from CWI attributable to Cummins was $3,650 (2011 - $2,943) and $8,420 (2011 - $5,205), respectively. A summarized balance sheet is presented below:

	June 30, 2012	December 31, 2011

Current assets	$63,219	$46,888
Long-term assets	8,622	5,481

Total assets	$71,841	$52,369

	June 30, 2012	December 31, 2011

Current liabilities:
Current portion of warranty liability	$12,278	$11,791
Other current liabilities	6,778	8,546
	19,056	20,337

Long-term liabilities:
Warranty liability	13,632	8,039
Other long-term liabilities	8,537	8,095
	22,169	16,134

Total liabilities	$41,225	$36,471

21

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

18.	Service and other revenue:

Service and other revenue for the three months ended June 30, 2012 was $14,080. This revenue consisted of a one-time license revenue of $7,923 for the transfer of proprietary know-how and service revenue of $6,157 under our existing development agreements.

During the three months ended June 30, 2012, the Company entered into an agreement with an original equipment manufacturer (“OEM”) to co-develop natural gas technology for off-road equipment, including mining trucks and locomotives. Under the agreement, the Company provided its proprietary know-how related to the high pressure direct injection (“HPDI”) technology by granting a non-exclusive license to the OEM. The Company will also provide ongoing development services to the OEM to assist with the development and commercialization of products. These are considered to be multiple deliverables arrangements under ASC 605-25, Revenue Recognition: Multiple-Element Arrangements, and the Company has determined that the license and the development services are separate units of accounting. During the three months ended June 30, 2012, the Company transferred proprietary know-how related to the HPDI technology to the OEM, and it has no further obligations related to this license. Therefore, the one-time license revenue of $7,923 was recognized, and on July 26, 2012, payment on the full amount was received. The development services will be recognized at cost plus a reasonable mark-up for overhead costs as the costs are incurred. No such costs were recognized during the three months ended June 30, 2012.

Service revenue of $6,157 was recognized as the Company achieved and delivered certain milestones during the three months ended June 30, 2012 under certain development agreements with an OEM. All costs associated with our development agreements were recorded as research and development expenses in the period incurred.

19.	Segmented information:

The Company’s business operates in four reportable operating segments:

- CWI, which serves the medium- to heavy-duty engine markets. The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas;

- Westport LD, which designs, produces and sells high-performance alternative fuel engines targeting the global CNG and LPG industrial and light-duty automotive markets;

- Westport HD, which offers a 15-litre LNG engine for the heavy-duty trucking market. Westport HD is the Company’s proprietary development platform, engaged in the engineering, design and marketing of natural-gas enabling technology for the heavy-duty diesel engine and truck market; and

- Corporate, which includes corporate costs such as research and development including activities for off-road applications, general and administrative, marketing, interest and other charges, foreign exchange and depreciation that cannot be attributed to a particular segment and are incurred by all segments.

These reporting segments offer different products and services and are managed separately as each business requires different technology and marketing strategies.

22

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

19.	Segmented information (continued):

The Company evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments. The Company did not record any intersegment sales or transfers for the three and six months ended June 30, 2012 and 2011.

	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011

Revenue:
CWI	$57,020	$31,949	$109,678	$57,005
Westport LD	30,663	10,867	57,339	18,324
Westport HD	10,489	2,050	19,764	7,675
Corporate	7,923	-	7,923	-
	$106,095	$44,866	$194,704	$83,004

Net operating income (loss):
CWI	$11,542	$9,334	$26,484	$16,250
Westport LD	248	(881)	(1,613)	(1,598)
Westport HD	(7,615)	(10,342)	(17,618)	(14,357)
Corporate	(3,632)	(8,017)	(14,957)	(15,371)
	543	(9,906)	(7,704)	(15,076)

Depreciation and amortization:
CWI	(36)	(26)	(70)	(50)
Westport LD	(2,148)	(463)	(4,213)	(924)
Westport HD	-	-	-	-
Corporate	(582)	(364)	(1,002)	(886)
	(2,766)	(853)	(5,285)	(1,860)

Loss before undernoted	(2,223)	(10,759)	(12,989)	(16,936)

Other income (expenses), net	4,908	(685)	4,014	(4,348)

Income (loss) before income taxes	$2,685	$(11,444)	$(8,975)	$(21,284)

Capital expenditures:
CWI	$57	$-	$57	$58
Westport LD	2,555	447	3,182	659
Westport HD and corporate	2,283	1,327	10,311	2,036
	$4,895	$1,774	$13,550	2,753

For the three and six months ended June 30, 2012, 65% (2011 - 62%) and 58% (2011 - 60%) of the Company’s revenue was from sales in the Americas, 10% (2011 - 16%) and 17% (2011 - 17%) from sales in Asia, and 25% (2011 - 22%) and 25% (2011 - 23%) from sales elsewhere.

23

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

19.	Segmented information (continued):

As at June 30, 2012, total goodwill of $54,739 (December 31, 2011 - $55,814) was allocated to the Westport LD segment. As at June 30, 2012, total long-term investments of $9,375 (December 31, 2011 - $7,732) was allocated to the Corporate segment and $591 (December 31, 2011 - $637) was allocated to the Westport LD segment. Total assets are allocated as follows:

	June 30, 2012	December 31, 2011

CWI	$71,841	$52,369
Westport LD	180,481	101,324
Westport HD and corporate	355,878	202,982
	$608,200	$356,675

Property, plant and equipment and goodwill information by geographic area:

	June 30, 2012	December 31, 2011

Italy	$68,973	$72,378
Canada	25,032	16,294
Sweden	2,923	2,519
United States	3,368	812
Australia	228	32
China	22	22
	$100,546	$92,057

24

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

20.	Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, loan receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value. The long-term investment represents our interests in the WWI and Minda-Emer joint ventures, which are accounted for using the equity method.

The carrying value reported in the balance sheet for the unsecured subordinated debenture notes (note 12(a)) approximates its fair value based on the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the balance sheet for senior financing agreements (note 12 (c)) approximates its fair value as at June 30, 2012, as the interest rate on the debt is floating and therefore approximates the market rate of interest. The Company’s credit spread also has not substantially changed from the 2.5% premium currently paid.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.

The carrying value reported in the balance sheet for other long-term payable (note 12(b)) is recorded at amortized cost using the effective interest rate method. It is being accreted to the gross proceeds of €7,600 that is payable to OMVL on July 2, 2013 at the effective interest rate of 3.65%. As at June 30, 2012, the fair value of the long-term debt is higher than its carrying value by $129 based on a market interest rate of 2.35%.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model−derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at June 30, 2012 and December 31, 2011, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

25